March 31, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attn:  Dominic Minore

Re:	Golub Capital BDC LLC
File No. 333-163279; 814-00794

Dear Mr. Minore:

As we have discussed, enclosed please find excerpts of the Registration Statement on Form N-2 (Registration No. 333-163279) of Golub Capital BDC LLC (including, after the expected statutory conversion of Golub Capital BDC LLC to Golub Capital BDC, Inc., a Delaware corporation, the “Company”) highlighting the proposed revisions to the Company’s disclosure to reflect the Company’s directed share program as well as the disclosures required by Securities Act Release No. 33-9089.  We expect to file responses to the additional comments we have discussed on April 1, 2010.

Please do not hesitate to call me at (202) 261-3313, if you have any questions or comments or if I can provide you with any additional information.

Very truly yours,

 /s/  Thomas J. Friedmann

Thomas J. Friedmann

cc:	David B. Golub, Golub Capital BDC LLC
Jay L. Bernstein and Andrew S. Epstein, Clifford Chance US LLP
David J. Harris, Dechert LLP